EXHIBIT 99.1

Tony Guglielmin Joining Ballard As CFO

For Immediate Release – June 3, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that Bruce Cousins, the company’s CFO, is leaving to pursue other career interests and, effective June 14, Tony Guglielmin will join the company as Chief Financial Officer. Mr. Cousins will remain with Ballard through June 30 to work with Mr. Guglielmin and ensure a smooth transition.

Mr. Guglielmin was most recently CFO at Canada Line Rapid Transit Inc., which planned and constructed a $2 billion rapid transit system in metropolitan Vancouver. Before that role Mr. Guglielmin served as Corporate Treasurer at BC Hydro and in a series of VP-level financial leadership roles at Finning International. Mr. Guglielmin is a chartered financial analyst with BA and MBA degrees from McGill University in Montreal.

“I am sorry to see Bruce leave us and want to recognize his contributions to Ballard and his leadership in our recent transactions which augmented the company’s cash reserves,” said John Sheridan, President and CEO. “At the same time, I am very pleased to welcome Tony as our new CFO. Tony’s experiences, including senior financial leadership at Finning International, in the power generation sector and on a large-scale, high-profile infrastructure project will all enable him to contribute a great deal as a member of the Ballard executive team.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Investor Relations:	Lori Rozali	Public Relations:	Guy McAree
	Work: +1.604.412.3195 investors@ballard.com		Work: +1.604.412.7919 Mobile: +1.604.723.1961 media@ballard.com

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